Exhibit d.13

EIGHTH AMENDMENT TO EXPENSE CAP/REIMBURSEMENT AGREEMENT

This Eighth Amendment to the Expense Cap/Reimbursement Agreement between Institutional Capital Corporation (“ICAP”) and the ICAP Funds, Inc. on behalf of the ICAP Equity Fund, the ICAP Select Equity Fund and the ICAP International Fund (each, a “Fund”) is entered into as of May 1, 2006.

WHEREAS, the Seventh Amendment to the Expense Cap/Reimbursement Agreement provides that it shall terminate with respect to each Fund on April 30, 2006, unless extended by the mutual agreement of the parties; and

WHEREAS, the parties wish to extend the term of such Agreement until April 30, 2007.

NOW, THEREFORE, the parties agree as follows:

Pursuant to this Eighth Amendment, the Expense Cap/Reimbursement Agreement shall be extended until April 30, 2007 unless further extended by the mutual agreement of the parties.  Accordingly, ICAP agrees to reduce its compensation as provided for in the Investment Advisory Agreement between ICAP and the ICAP Funds, Inc., and/or assume expenses for each Fund to the extent necessary to ensure that the total operating expenses of each Fund do not exceed 0.80% of the Fund’s average net assets on an annual basis.

All other provisions of the Expense Cap/Reimbursement Agreement shall remain in full force and effect.

INSTITUTIONAL CAPITAL CORPORATION

By:  /s/ Robert H. Lyon

Robert H. Lyon, President

ICAP FUNDS, INC.

By:  /s/ Pamela H. Conroy

Pamela H. Conroy, Vice President